Exhibit 99.1

Draganfly to Celebrate Grand Opening of New Manufacturing and Production Facility in Saskatoon

The opening of this new facility will help Draganfly achieve its commitment to meet the increasing market potential for its products and solutions.

Saskatoon, SK. September 21, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce the grand opening of its new manufacturing and production facility in Saskatoon, which will take place on September 26, 2023.

The opening of this new facility will help Draganfly achieve its commitment to meet the increasing market potential for its products and solutions.

The Saskatoon facility has been designed to meet the rising demand for Draganfly’s UAV systems and components, such as the Heavy Lift, Commander 3 XL, Commander XL Hybrid and its new Precision Delivery System. This facility will help advance manufacturing capabilities, streamline assembly processes, deepen R&D capabilities, and optimize integration procedures.

The inauguration of Draganfly’s newly expanded manufacturing and production facility signifies a significant step in the company’s continuous dedication to contributing to the advancement of Saskatchewan’s technology sector.

“This is an incredible time for Draganfly with two new facilities fully functional to meet the market demand for our drone technology,” said Cameron Chell, President and CEO of Draganfly. “I extend my heartfelt gratitude to our team for their unwavering dedication and tireless efforts. Their contributions have been instrumental in not only reaching this significant milestone, but also in ensuring a continuous stream of pioneering advancements to meet our customers’ needs in this rapidly advancing industry.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the rising demand for Draganfly’s UAV systems and components and Draganfly’s ability to meet such demand. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.